Exhibit 99.1

ANNUAL COMPLIANCE REPORT

The undersigned, being an officer of U.S. Bank Trust National Association, as trustee (the “Trustee”), with respect to TIERS Corporate Bond-Backed Certificates Trust MOT 1998-5, on whose behalf  Structured Products Corp. has prepared this annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “Annual Report”), certifies as follows:

1.           The Trustee is the trustee under the trust agreement.

2.           Based on my knowledge, for the periods included in the year covered by the Annual Report, the Trustee has fulfilled its obligations, including any servicing obligations, under the trust agreement.

/s/ Jon C. Warn
Name:	Jon C. Warn
Title:	Vice President
Date:	March 1, 2012